Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Sysorex, Inc. and Subsidiary (f\k\a Inpixon USA and Subsidiary) on Form S-8 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated April 18, 2018, with respect to our audits of the combined carve-out financial statements of Sysorex, Inc. and Subsidiary (f\k\a Inpixon USA and Subsidiary) as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 appearing in the Form 10 Registration Statement of Sysorex, Inc. and Subsidiary (f\k\a Inpixon USA and Subsidiary) for the year ended December 31, 2017.

/s/ Marcum llp

Marcum llp

New York, NY

October 1, 2018